UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

METEN EDTECHX EDUCATION GROUP LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

_______________________

WARRANTS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

_______________________

28138X103
(CUSIP Number of Ordinary Shares Underlying Warrants)

c/o Meten International Education Group
3rd Floor, Tower A, Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518045
The People’s Republic of China
+86 755 8294 5250
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Ning Zhang, Esq.
Yile Gao, Esq.
Morgan, Lewis & Bockius LLP
c/o Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3551 8500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)
$35,192,850	$3,839.54

____________

(1)      Estimated for purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of 12,705,000 ordinary shares (the “Offer to Exercise”), representing warrants issued in the Company’s business combination (the “Business Combination”), each with an exercise price of $11.50 per share. The transaction value is calculated pursuant to Rule 0-11 using $2.77 per ordinary share, which represents the average of the high and low sales price of the ordinary shares on December 1, 2020, as reported by the Nasdaq Capital Market.

(2)      Calculated by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

i

ITEM 1. SUMMARY TERM SHEET.

The information under the heading “Summary of Terms” in the Offer to Exercise filed as Exhibit (a)(1)(B) to this Schedule TO (“Offer to Exercise”) is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company (issuer) and filing person (offeror) is Meten EdtechX Education Group Ltd., a Cayman Islands exempted company (the “Company.”). The address and telephone number of its principal executive offices are 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China. The Company’s telephone number is +86 755 8294 5250.

(b) As of November 30, 2020, the Company had outstanding warrants to purchase 12,705,000 ordinary shares, US$0.0001 par value (the “Ordinary Shares”) issued in the Company’s business combination (“Business Combination”) which led to it becoming a public company, each with an exercise price of $11.50 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Warrants”). In connection with the Business Combination, the Company issued both registered warrants (the “IPO Warrants”) and private warrants (the “Placement Warrants”). The Placement Warrants were issued in the same form as the IPO Warrants but they are not redeemable by the Company and may be exercised for cash or on a cashless basis. Following the Business Combination the Company issued 600,000 warrants with identical terms and conditions to the IPO Warrants (the “Post-Merger Warrants”) in a private placement. Pursuant to the Offer to Exercise, the Company is exercising its discretion in accordance with the warrant agreement that governs the Warrants (the “Warrant Agreement”) to temporarily reduce the exercise price of the Warrants from $11.50 per share to $1.40 per share of Ordinary Shares, on the terms and conditions set forth in the Offer to Exercise. There is a sixty-five percent (65%) minimum participation requirement with respect to the Offer to Exercise (the “Participation Requirement”).

As of November 30, 2020, the Company had: (i) 53,555,342 Ordinary Shares outstanding; (ii) 12,705,000 shares issuable upon exercise of the Company’s Warrants, (iii) 500,000 Ordinary Shares issuable upon the exercise of outstanding options to purchase units consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share, and (iv) 3,092,201 Ordinary Shares issuable upon exercise of the Company’s outstanding employee stock options. In addition, 1,817,019 Ordinary Shares are reserved for issuance under the Company’s 2020 Share Incentive Plan, excluding the Ordinary Shares underlying the outstanding employee stock option awards issued under such plan.

(c) Information about the trading market and price of the Warrants and the Company’s Ordinary Shares under “Description of the Offer to Exercise — Section 12. Trading Market and Price Range of Ordinary Shares” of the Offer to Exercise is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person and the subject company. The address and telephone number of each of the Company’s executive officers and directors is Meten EdtechX Education Group Ltd., 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518045, The People’s Republic of China and the telephone number is +86 755 8294 5250.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company:

Name	Position with the Company
Siguang Peng	Chief Executive Officer, Director
Yupeng Guo	Vice President, Director
Jishuang Zhao	Director
Yongchao Chen	Director
Wong Heung Ming, Henry	Chief Financial Officer
Yanli Chen	Independent Director
Zhiyi Xie	Independent Director
Ying Cheng	Independent Director
Benjamin Vedrenne-Cloquet	Independent Director
Charles McIntyre	Independent Director

IBIS Capital Sponsor II LLC, an entity controlled by Mr. Vedrenne-Cloquet and Mr. McIntyre, beneficially owns approximately 5.36% of the Company’s outstanding Ordinary Shares including Ordinary Shares issuable upon the exercise of Warrants to purchase 3,029,250 Ordinary Shares. IBIS Capital Sponsor LLC, an entity controlled by Mr. Vedrenne-Cloquet and Mr. McIntyre, beneficially owns approximately 2.29% of the Company’s outstanding Ordinary Shares including Ordinary Shares issuable upon the exercise of Warrants to purchase 832,000 Ordinary Shares.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Information about the terms of the transaction under the headings “Summary of Terms” and “Description of Offer to Exercise” of the Offer to Exercise is incorporated herein by reference.

(b) See Item 8 below for a description of the executive officers, directors and affiliates who hold Warrants. Each such person is eligible to participate in the Offer to Exercise on the same terms and conditions as the other holders of the Warrants. IBIS Capital Sponsor II LLC and IBIS Capital Sponsor LLC the entities controlled by two of our directors have agreed to exercise no more than an aggregate of 2,509,812 Placement Warrants (representing approximately sixty-five percent (65%) of the total number of Placement Warrants they hold) on a cashless basis pursuant to this Offer to Exercise. Additionally, they have agreed to not exercise the remaining 1,351,438 Placement Warrants or thirty-five percent (35%) of their Warrant holdings on a cashless basis pursuant to this Offer to Exercise or during the Second Reduction Period. Further IBIS Capital Sponsor II LLC and IBIS Capital Sponsor LLC have agreed to use commercially reasonable efforts to sell the remaining 1,351,438 Placement Warrants pursuant to the Registration Statement. Otherwise, no such person has entered into any agreement or otherwise indicated to the Company whether or not such person intends to participate in the Offer to Exercise.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) See Item 9 below. In addition, the information about the agreements related to the Warrants under “Description of the Offer to Exercise — Section 14. Transactions and Agreements Concerning the Warrants,” of the Offer to Exercise is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information about the purposes of the transaction under “Description of the Offer to Exercise — Section 2. Purposes of the Offer to Exercise and Use of Proceeds,” of the Offer to Exercise is incorporated herein by reference.

(b) The Warrants will cease to exist upon their exercise. If the Participation Requirement is met, the exercise price of all outstanding Warrants following January 5, 2021, as the same may be extended by the Company in its sole discretion (the “Expiration Date”) will temporarily be reduced to $2.50 per Ordinary Share, and be subject to a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire Ordinary Shares at an effective price per Ordinary Share that is lower than the then exercise price of the Warrants, subject to customary exceptions (the “Second Reduction Period”). This reduced price and “full-ratchet” anti-dilution protection will apply to all outstanding Warrants during the Second Reduction Period. The Second Reduction Period will terminate on the later to occur of (i) the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period or (ii) the 61st day following the Expiration Date. Upon any termination of the Second Reduction Period, the exercise price of the outstanding Warrants will be reset to $11.50 per Ordinary Share and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection. The one-time full-ratchet anti-dilution protection will also terminate upon the closing of bona fide equity financing (meaning raising gross proceeds of at least $10 million) by the Company at a per share price above $2.50 during the Second Reduction Period. If the Participation Requirement is not met, the exercise price of the outstanding Warrants will remain at $11.50 and will not be subject to the “full-ratchet” anti-dilution protection (unless the Participation Requirement condition is waived by the Company).

(c) No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with this Offer to Exercise relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

•        Any holder of Warrants who elects to exercise his, her or its Warrants will acquire additional Ordinary Shares of the Company as a result of such exercise. As of November 30, 2020, the Company had 53,555,342 Ordinary Shares outstanding. The Warrants outstanding as of November 30, 2020 are exercisable for an aggregate of 12,705,000 Ordinary Shares. Assuming all such Warrants are exercised for cash, the Company’s outstanding Ordinary Shares would increase to 66,260,342 shares, with the shares issued upon exercise of the Warrants representing approximately 19.17% of the then outstanding Ordinary Shares. In such event, the Company would receive gross proceeds of $17,787,000 from the exercises. The Company currently expects, based on prevailing prices for its Ordinary Shares in the market, all Placement Warrants, except as otherwise disclosed herein, to be exercised on a cashless basis. The Company is unable to predict the exact number of Ordinary Shares that will be outstanding following the cashless conversion of the Placement Warrants. In the event that all IPO Warrants and Post-Merger Warrants are exercised in this Offer to Exercise the Company would receive gross proceeds of $9,695,000 from such exercises.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) As of November 30, 2020, there were outstanding Warrants to purchase an aggregate of 12,705,000 Ordinary Shares. The Company’s executive officers, directors and/or control persons, as described below, hold the following Warrants and will be entitled to participate in the Offer to Exercise on the same terms and conditions as the other holders of Warrants. However, other than as described below, no such person has entered into any agreement or otherwise indicated to the Company whether or not such person intends to participate in the Offer to Exercise.

Name	Position with the Company	Number of Warrants Held	Percentage of Warrants Held
Siguang Peng	Chief Executive Officer, Director	—	—
Yupeng Guo	Vice President, Director	—	—
Jishuang Zhao	Director	—	—
Yongchao Chen	Director	—	—
Wong Heung Ming, Henry	Chief Financial Officer
Yanli Chen(1)(2)	Independent Director
Zhiyi Xie(1)(3)	Independent Director
Ying Cheng(1)	Independent Director	—	—
Benjamin Vedrenne-Cloquet	Independent Director	3,861,250	30.4%
Charles McIntyre	Independent Director	3,861,250	30.4%

The Warrants beneficially owned by Mr. Vedrenne-Cloquet include 3,029,250 Warrants held by IBIS Capital Sponsor II LLC, an entity controlled by Mr. Vedrenne-Cloquet and Mr. McIntyre, 832,000 Warrants held by IBIS Capital Sponsor LLC, an entity controlled by Mr. Vedrenne-Cloquet and Mr. McIntyre. The Warrants beneficially owned by Mr. McIntyre include the Warrants held by IBIS Capital Sponsor II LLC and IBIS Capital Sponsor LLC. IBIS Capital Sponsor II LLC and IBIS Capital Sponsor LLC the entities controlled by two of our directors have agreed to exercise no more than an aggregate of 2,509,812 Placement Warrants (representing approximately sixty-five percent (65%) of the total number of Placement Warrants they hold) on a cashless basis pursuant to this Offer to Exercise. Additionally, they have agreed to not exercise the remaining 1,351,438 Placement Warrants or thirty-five percent (35%) of their Warrant holdings on a cashless basis pursuant to this Offer to Exercise or during the Second Reduction Period. Further IBIS Capital Sponsor II LLC and IBIS Capital Sponsor LLC have agreed to use commercially reasonable efforts to sell the remaining 1,351,438 Placement Warrants pursuant to the Registration Statement.

Except as set forth above, none of the Company’s other directors, executive officers or control persons hold Warrants.

(b) None of our directors or executive officers participated in any transaction involving the Warrants during the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Continental Stock Transfer & Trust Company to act as Depositary Agent. The Company has also retained Morrow Sodali LLC (“Morrow”) as an information agent. The Company expects that Morrow will use reasonable commercial efforts to contact holders of the Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Exercise. Morrow will receive a fee equal to $7,500. In addition, the Company expects to reimburse Morrow for its reasonable out-of-pocket expenses and attorney’s fees, up to a set maximum amount. The Company has agreed to indemnify Morrow against certain liabilities in connection with the Offer to Exercise, including certain liabilities under the federal securities laws. The Company has also retained Chardan Capital Markets, LLC (“Chardan”) as a placement agent. The Company expects that Chardan will use reasonable commercial efforts to contact holders of the Warrants by mail, telephone, facsimile, or other electronic means and solicit their participation in the Offer to Exercise. Chardan will receive a fee equal to a percentage of the cash exercise prices paid by holders of the Warrants who participate in the Offer to Exercise. If the Offer to Exercise is not completed, in place of the fee described previously, the Company has agreed to reimburse Chardan for its reasonable out-of-pocket expenses and attorney’s fees, up to a set maximum amount. The Company has agreed to indemnify Chardan against certain liabilities in connection with the Offer to Exercise, including certain liabilities under the federal securities laws.

The Company may also use the services of its officers and employees to solicit holders of the Warrants to participate in the Offer to Exercise without additional compensation.

ITEM 10. FINANCIAL STATEMENTS.

(a) The financial information required by Item 1010(a) is included under “Description of the Offer to Exercise — Section 16. Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Exercise, as amended and supplemented, is incorporated by reference.

(b) The pro forma financial information required by Item 1010(b) is included under “Description of the Offer to Exercise —Section 16. Historical and Pro-Forma Financial Information Regarding the Company” of the Offer to Exercise, as amended and supplemented, is incorporated by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1) Except as set forth in Items 5, 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Exercise.

(2) Except with respect to the prospectus supplement to the registration statement on Form F-1 (File No. 333-240081) filed on or about the date of this Schedule TO, which registers the issuance of the Ordinary Shares underlying the Warrants and are listed as exhibits under Item 12 and described in the Offer to Exercise, there are no applicable regulatory requirements or approvals needed for the Offer to Exercise.

(3) There are no applicable anti-trust laws.

(4) The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.

(5) None.

(b) Not applicable.

(c) None.

ITEM 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)	Letter to Holders of Warrants
	(1)(B)	Offer to Exercise
	(1)(C)	Form of Election to Participate and Exercise Warrants
	(1)(D)	Form of Notice of Withdrawal
	(1)(E)	Notice of Guaranteed Delivery.
	(1)(F)	Form of Letter To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
	(1)(G)	Form of Letter Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(4)(A)

Prospectus Supplement to Registration Statement on Form F-1 (File No. 333-240081), filed under Rule 424(b), which registers the issuance of the Ordinary Shares underlying Warrants (as filed with the SEC on December 7, 2020, and incorporated herein by reference).

	(5)(A)	Annual Report on Form 20-F containing audited financial statements for the fiscal years ended December 31, 2019 and 2018 (as filed with the SEC on June 4, 2020, and incorporated herein by reference).
	(5)(B)	Report on Form 6-K (as furnished to the SEC on December 4, 2020, and incorporated herein by reference).
	(5)(C)	Press release dated December 7, 2020.
(b)	None.
(c)	Not applicable.
(d)	(1)	Amended and Restated Warrant Agreement, between Meten EdtechX Education Group Ltd. and Continental Stock Transfer & Trust Company dated March 30, 2020.
	(2)	Warrant Exercise Agreement, between Meten EdtechX Education Group Ltd. and IBIS Capital Sponsor LLC and IBIS Capital Sponsor II LLC dated December 4, 2020.
(e)	Not applicable
(f)	Not Applicable
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 7, 2020	METEN EDTECHX EDUCATION GROUP LTD.
	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer